Lion Capital Holdings, Inc.

VIA EDGAR
Mr. William Thompson
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Lion Capital Holdings, Inc. Form 10-KSB/A for the year ended December 31, 2007 Filed on April 15, 2008 and amended on September 3, 2008 File No. 0-49811

Mr. Terry French,

In response the the last correspondence from the Securities and Exchange Commission dated September 4, 2008 please find the necessary amendments made to this the latest 10-KSB/A for the period ended December 31, 2007.

In regards to the comments letter dated April 15, 2008 the following has been added as our cover letter to our Amended 10-KSB/A.

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and;

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please call me at (866) 297-7192 or Luke C. Zouvas, Esq., of Applbaum & Zouvas LLP, counsel to Power-Save Energy Company, at (619) 688-1715 if you have any questions, or if we can be of any assistance.

Dated: September 18, 2008	/s/ Timothy T. Page
Timothy T. Page, Chief Executive Officer